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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549













                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940







           WARBURG, PINCUS WORLDPERKS TAX FREE MONEY MARKET FUND, INC.
           ___________________________________________________________

                            Exact Name of Registrant





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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 30th day of October, 1998.



                    Signature: WARBURG, PINCUS WORLDPERKS TAX FREE
                               MONEY MARKET FUND, INC.

                               (Name of Registrant)



                                By:/s/Eugene Grace
                                   _________________________________
                                   Name:  Eugene P. Grace
                                   Title: Vice President & Secretary





Attest: /s/Maryann Maglia
       ________________________
Name:  Maryann Maglia
Title: Administrative Assistant














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